# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sensus Healthcare, Inc., CIK 0001494891
CUSIP: 81728H103
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 851 Broken Sound Pkwy., NW #215, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 09/14/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001300111

## Reporting persons
- Joseph C. Sardano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,175,293; shared voting power 0; sole dispositive power 1,175,293; shared dispositive power 0; aggregate amount beneficially owned 1,175,293 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Sensus Healthcare, Inc.
Address of issuer's principal executive offices: 851 Broken Sound Pkwy., NW #215, Boca Raton, FL 33487

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
Joseph C. Sardano
Address of principal business office or, if none, residence: 851 Broken Sound Pkwy., NW #215, Boca Raton, FL 33487
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,175,293
Percent of class: 7.1%
Sole power to vote or to direct the vote: 1,175,293
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,175,293
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Joseph C. Sardano: /s/ Joseph C. Sardano, Joseph C. Sardano (05/21/2025)